Term sheet No. 54P

Registration Statement No. 333-137902
Dated March 19, 2007; Rule 433

*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement P dated March 19, 2007*

Deutsche Bank

Deutsche Bank AG, London Branch

$

11.50% Reverse Convertible Securities Linked to the Common Stock of Dell Inc. due April 3, 2008

General

- The notes are designed for investors who seek a higher coupon than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation of the Reference Stock, be willing to accept the risks of owning equities in general and the common shares of Dell Inc. in particular, and be willing to lose some or all of their principal at maturity.
- The notes will pay a coupon of 11.50% per year. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on whether the price of the Reference Stock exceeds the Threshold Price at all times during the Observation Period or, if the price of the Reference Stock is less than or equal to the Threshold Price at any time during the Observation Period, on the Final Stock Price of the Reference Stock, as described below.
- The denomination of the notes (the "**note principal amount**") is equal to the Initial Stock Price as determined on the Trade Date.
- Payment at maturity for each note principal amount will be either a cash payment in an amount equal to the Initial Stock Price or delivery of shares of the Reference Stock, in each case, together with any accrued and unpaid coupon payment, as described below.
- Senior unsecured obligations of Deutsche Bank AG due on or about April 3*, 2008.
- The notes are expected to price on or about March 19*, 2007 and are expected to settle on or about April 2*, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Reference Stock:	Common stock, par value $.01 per share, of Dell Inc. (Nasdaq National Market ("**Relevant Exchange**") symbol "**DELL**").
Coupon:	11.50% per annum, paid quarterly in arrears based on a 30/360 day count fraction.
Coupon Payment Dates:	Coupon payments on the notes will be payable quarterly in arrears on July 2, 2007, October 2, 2007, January 2, 2008 and April 3, 2008 (each such date, a "Coupon Payment Date"), commencing on July 2, 2007, to and including the Maturity Date. See "Selected Purchase Considerations — Quarterly Coupon Payments" in this term sheet for more information.

Payment at Maturity:	The payment you will receive at maturity, in addition to any accrued and unpaid coupon on the notes, will be calculated as follows:
	
	• If the price of the Reference Stock quoted on the Relevant Exchange at any time during the Observation Period is greater than the Threshold Price at all times during the Observation Period, you will receive a cash payment per note equal to the Initial Stock Price (i.e. the note principal amount).
	
	• If the price of the Reference Stock quoted on the Relevant Exchange at any time during the Observation Period is less than or equal to the Threshold Price at any time during the Observation Period, then:
	
	  • if the Final Stock Price is equal to or greater than the Initial Stock Price, you will receive a cash payment equal of the Initial Stock Price (i.e. the note principal amount); or
	
	  • if the Final Stock Price is less than the Initial Stock Price, you will receive a number of shares of the Reference Stock per note principal amount equal to the Physical Delivery Amount.
	
	If you receive shares of Reference Stock, fractional shares will be paid in cash. **The market value of the Physical Delivery Amount will most likely be less than the principal amount of your notes and may be zero.**

Threshold Price:	An amount that represents 75% of the Initial Stock Price, subject to adjustments as described under "Terms of Notes—Anti-dilution Adjustments" in the accompanying product supplement.
Physical Delivery Amount:	One share of the Reference Stock per note principal amount, subject to adjustments as described under "Terms of Notes—Anti-dilution Adjustments" in the accompanying product supplement.
Observation Period:	The period from (but not including) the Trade Date to (and including) the Final Valuation Date.
Initial Stock Price:	A price of the Reference Stock to be determined on the Trade Date, subject to adjustments as described under "Description of Notes—Payment at Maturity" and "Terms of Notes—Anti-dilution Adjustments" in the accompanying product supplement.
Final Stock Price:	The closing price of the Reference Stock on the Final Valuation Date.
Stock Adjustment Factor:	1.0 on the Trade Date and subject to adjustment under certain circumstances as described under "Terms of Notes—Anti-Dilution Adjustments" in the accompanying product supplement.
Trade Date:	March 19*, 2007
Final Valuation Date:	March 20*, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes—Payment at Maturity" in the accompanying product supplement.
Maturity Date:	April 3, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes—Payment at Maturity" in the accompanying product supplement
CUSIP:	2515A0 BW 2
ISIN:	US2515A0BW27

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	**Discounts and Commissions**[(1)]	**Proceeds to Us**
Per Note..............................	$	$0.00	$
Total...................................	$	$0.00	$

[(1)] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement P dated March 19, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement P dated March 19, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507058380/d424b21.pdf
    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Reference Stock?

The table below illustrates the hypothetical payment at maturity for a note for a hypothetical range of performance for the Reference Stock from -100% to +100% and assumes an Initial Stock Price of $22.50, a Threshold Price of $16.875, a Physical Delivery Amount of 1 share (the actual Initial Stock Price and Threshold Price will be determined on the Trade Date), and that there will be no anti-dilution adjustments or market disruption events. The following results are based solely on the hypothetical example cited and do not reflect the payment of any accrued and unpaid coupon on the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Stock Price	Final Stock Price as % of Initial Stock Price	Price of Reference Stock is greater than the Threshold Price at all times during the Observation Period		Price of Reference Stock is less than or equal to the Threshold Price at any time during the Observation Period	
		Payment at Maturity ($)	Payment at Maturity as % of note principal amount	Payment at Maturity ($)	Payment at Maturity in Cash or Reference Stock as % of note principal amount
45.00	100.00%	$22.50	100.00%	$22.50	100.00%
42.75	90.00%	$22.50	100.00%	$22.50	100.00%
40.50	80.00%	$22.50	100.00%	$22.50	100.00%
38.25	70.00%	$22.50	100.00%	$22.50	100.00%
36.00	60.00%	$22.50	100.00%	$22.50	100.00%
33.75	50.00%	$22.50	100.00%	$22.50	100.00%
31.50	40.00%	$22.50	100.00%	$22.50	100.00%
29.25	30.00%	$22.50	100.00%	$22.50	100.00%
27.00	20.00%	$22.50	100.00%	$22.50	100.00%
24.75	10.00%	$22.50	100.00%	$22.50	100.00%
22.50	0.00%	$22.50	100.00%	$22.50	100.00%
20.25	-10.00%	$22.50	100.00%	1 share of Reference Stock	90.00%
18.00	-20.00%	$22.50	100.00%	1 share of Reference Stock	80.00%
16.875	-25.00%	N/A	N/A	1 share of Reference Stock	75.00%
15.75	-30.00%	N/A	N/A	1 share of Reference Stock	70.00%
13.50	-40.00%	N/A	N/A	1 share of Reference Stock	60.00%
11.25	-50.00%	N/A	N/A	1 share of Reference Stock	50.00%
9.00	-60.00%	N/A	N/A	1 share of Reference Stock	40.00%
6.75	-70.00%	N/A	N/A	1 share of Reference Stock	30.00%
4.50	-80.00%	N/A	N/A	1 share of Reference Stock	20.00%
2.25	-90.00%	N/A	N/A	1 share of Reference Stock	10.00%
0.00	-100.00%	N/A	N/A	1 share of Reference Stock	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Reference Stock is greater than the Threshold Price of $16.875 at all times during the Observation Period and increases by 20% from the Initial Stock Price of $22.50 to the Final Stock Price of $27.00. Because the price of the Reference Stock is greater than the Threshold Price of $16.875 at all times during the Observation Period, the investor receives at maturity, in addition to any accrued and unpaid coupon on the notes, a cash payment of $22.50 per note, despite the 20% appreciation in the value of the Reference Stock.

Example 2: The price of the Reference Stock is greater than the Threshold Price of $16.875 at all times during the Observation Period and decreases by 20% from the Initial Stock Price of $22.50 to the Final Stock Price of $18.00. Because the price of the Reference Stock is greater than the Threshold Price of $16.875 at all times during the Observation Period, the investor receives at maturity, in addition to any accrued and unpaid coupon on the notes, a cash payment of $22.50 per note, despite the 20% decline in the value of the Reference Stock.

Example 3: The price of the Reference Stock is less than or equal to the Threshold Price of $16.875 at least once during the Observation Period and ultimately increases by 20% from the Initial Stock Price of $22.50 to the Final Stock Price of $27.00. Because the price of the Reference Stock is less than or equal to the Threshold Price of $16.875 at least once during the Observation Period, but the Final Stock Price is greater than the Initial Stock Price, the investor receives at maturity, in addition to any accrued and unpaid coupon on the notes, a cash payment of $22.50 per note, despite the 20% appreciation in the value of the Reference Stock.

Example 4: The price of the Reference Stock is less than or equal to the Threshold Price of $16.875 at least once during the Observation Period and ultimately declines by 20% from the Initial Stock Price of $22.50 to the Final Stock Price of $18.00. Because the price of the Reference Stock is less than or equal to the Threshold Price of $16.875 at least once during the Observation Period, and the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity per note, in addition to any accrued and unpaid coupon on the notes, the Physical Delivery Amount of 1 share of the Reference Stock having a closing market value on the Final Valuation Date of $18.00.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER COUPON THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay a coupon of 11.50% per year, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any coupon payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY COUPON PAYMENTS** — The notes offer quarterly coupon payments at a rate of 11.50% per year. Coupons on the notes will be payable quarterly in arrears on July 2, 2007, October 2, 2007, January 2, 2008 and April 3, 2008 (each such date, a "**Coupon Payment Date**"), commencing on July 2, 2007, to and including the Maturity Date, to the holders of record at the close of business on the date 5 calendar days prior to the applicable Coupon Payment Date. If a Coupon Payment Date falls on a day that is not a business day (as defined in the accompanying product supplement), coupons on the notes will be payable on the following business day, but no additional amount will accrue as a result of the delayed payment.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR INITIAL INVESTMENT** — The return of your initial investment at maturity is protected so long as the price of the Reference Stock exceeds the Threshold Price at all times during the Observation Period or the Final Stock Price is not less than the Initial Stock Price. **However, if the price of the Reference Stock is less than or equal to the Threshold Price even once during the Observation Period, and the Final Stock Price is less than the Initial Stock Price, you could lose up to the entire initial investment in your notes.**

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described therein, although the tax consequences of an investment in the notes are uncertain, we believe that it is reasonable to treat a note for U.S. federal income tax purposes as a put option (the "**Put Option**") written by you to us with respect to the Reference Stock secured by a cash deposit equal to the Issue Price (the "**Deposit**"), which will bear an annual compounded yield of 5.17% based on our cost of borrowing. Under this treatment, less than the full coupon payment will be attributable to the yield on the Deposit; the excess of the coupon payment over the portion of the payment attributable to the yield on the Deposit will represent option premium attributable to your grant of the Put Option (the "**Option Premium**"). Interest attributable to the Deposit will generally be ordinary interest income. If you receive shares of Reference Stock upon maturity, you will generally not recognize gain or loss (other than with respect to fractional shares, if any) and will have a basis in the Physical Delivery Amount of shares (including fractional shares, if any) equal to the Deposit minus the aggregate Option Premium. If you instead receive an amount of cash equal to the principal amount plus the final coupon payment, you generally will not recognize income upon the return of the Deposit, but you generally will recognize short-term capital gain in an amount equal to the total Option Premium.

If however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the notes, the timing and/or character of income on the notes might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or the courts will agree with the tax treatment described in this term sheet and the accompanying product supplement.

In addition, under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders" for a discussion of certain German tax considerations relating to the notes.

You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of your initial investment. The payment amount you receive at maturity will depend on whether the price of the Reference Stock is greater than the Threshold Price at all times during the Observation Period and on the level of the Final Stock Price relative to the Initial Stock Price. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock. **The market value of such shares will most likely be less than the principal amount of your notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.**

- **YOUR INVESTMENT MAY BECOME FULLY EXPOSED TO THE DECLINE IN THE PRICE OF THE REFERENCE STOCK AT ANY TIME DURING THE OBSERVATION PERIOD** — If the price of the Reference Stock declines below or is equal to the Threshold Price at least once during the Observation Period, your investment will be fully exposed to any decline in the price of the Reference Stock at maturity. Under these circumstances, if the Final Stock Price is less than the Initial Stock Price, you will receive at maturity a predetermined number of shares of the Reference Stock and, consequently, you will lose 1% of the principal amount of your notes for every 1% decline in the Final Stock Price compared to the Initial Stock Price. You will be subject to this potential loss of principal even if the price of the Reference Stock subsequently recovers such that the Final Stock Price exceeds the Threshold Price.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE NOTE PRINCIPAL AMOUNT PLUS COUPONS REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE**

STOCK — The greatest payment that you will receive at maturity for each note principal amount is the Initial Stock Price plus any accrued and unpaid coupon, regardless of any appreciation in the value of the Reference Stock, which may be significant. **Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.**

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in Dell Inc. ("**Dell**"), such as voting rights or rights to receive dividend payments or other distributions. In addition, Dell will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH DELL INC.** — We are not affiliated with Dell. We assume no responsibility for the adequacy of the information about Dell contained in this term sheet or in the accompanying product supplement. You should make your own investigation into the Reference Stock and Dell. We are not responsible for Dell's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. **Accordingly, you should be willing and able to hold your notes to maturity.**

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE REFERENCE STOCK TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Reference Stock to which the notes are linked.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Dell, including extending loans to, or making equity investments in, Dell or providing advisory services to Dell. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Dell, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Dell as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Reference Stock on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Stock Adjustment Factor for certain events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR** — There is no direct legal authority regarding the proper tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and no assurance can be given that the IRS or the courts will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ materially from the description herein. You are urged to consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the notes (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of the accompanying product supplement called "Certain U.S. Federal Income Tax Consequences."

The Reference Stock

Public Information

All information on the Reference Stock and on Dell contained in this term sheet is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Dell is a premier provider of products and services worldwide that enable customers to build their information technology and internet infrastructures. Dell offers a broad range of product categories, including desktop computer systems, mobility products, software and peripherals, servers and networking products, enhanced services, and storage products. The common shares of Dell, par value $.01 per share, are listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Dell in the accompanying product supplement. Dell's SEC file number is 000-17017 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the Reference Stock from January 1, 2002 through March 16, 2007. The closing price of the Reference Stock on March 16, 2007 was $22.50. We obtained the historical closing prices of the Reference Stock from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical prices of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the Final Stock Price. We cannot give you assurance that the performance of the Reference Stock will result in the return of your initial investment.**



Historical Performance of Dell Inc.

Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes. See "Underwriting" in the accompanying product supplement.

We expect to deliver the notes against payment for the notes on or about the tenth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the Trade Date or the next seven succeeding business days will be required, by virtue of the fact that we expect the notes initially to settle in ten business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement.